Exhibit 99.52

TSX: JE.UN-T

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports Second Quarter Results –

Continued High Gross and Net Customer Additions

Margin and Distributable Cash return toward Normal Levels after effects of

Record Warm Winter

TORONTO, ONTARIO—November 9, 2010—

Highlights for the three months ended September 30, 2010 included:

•	Gross and net customer additions through marketing of 254,000 and 92,000, respectively, up 81% and 156% year over year.

•	Total customer base reached 3,161,000 customers, up 39% from a year earlier.

•	Sales (seasonally adjusted) up 33% year over year reaching $748.5 million.

•	Gross margin (seasonally adjusted) of $115.4 million, up 7% (5% per unit), reflecting improved operating results.

•	General and administrative costs were flat year over year despite a 39% increase in customers and the inclusion of Hudson Energy services

•	Distributable cash after gross margin replacement of $53.4 million, up 2% (0% per unit).

•	Distributable cash of $45.8 million after all marketing expenses up 11% (8% per unit).

•	Adjusted EBITDA of $39.4 million, up 8% per unit from $36.6 million year over year.

•

Net loss of $154.4 million ($1.12 per unit), which includes the impact of the non-cash mark to market loss on future supply positions. Prior year net income was $110.7 million ($0.82 per unit) due to a favourable mark to market adjustment.

Just Energy Second Quarter Fiscal 2011 Results

Just Energy Income Fund announced its results for the period ended September 30, 2010. The tables below detail the operating results of the Fund for the three and six months ended September 30, 2010.

Three months ended September 30,

($millions, except per unit)	F2011	Per unit[2]	F2010	Per unit[2]
Sales[1]	$748.5	$5.44	$562.1	$4.19
Gross margin[1]	115.4	0.84	107.5	0.80
Distributable cash
After margin replacement	53.4	0.39	52.3	0.39
After marketing expense	45.8	0.33	41.3	0.31
Adjusted EBITDA	39.4	0.29	36.6	0.27
Net income (loss)	(154.5)	(1.12)	110.7	0.82
Distributions	42.3	0.31	42.8	0.32

Six months ended September 30,

($millions, except per unit)	F2011	Per unit[2]	F2010	Per unit[2]
Sales[1]	$1,388.5	$10.10	$994.7	$8.04
Gross margin[1]	204.3	1.49	182.3	1.47
Distributable cash
After margin replacement	87.2	0.63	94.5	0.76
After marketing expense	70.2	0.51	77.4	0.63
Adjusted EBITDA	70.7	0.51	66.8	0.54
Net income	120.8	0.88	213.3	1.72
Distributions	84.6	0.62	77.9	0.63

[1]	Seasonally adjusted (non-GAAP) measure.

[2]

The per unit amounts are calculated using an adjusted fully diluted basis for fiscal 2011 removing the impact of the JEEC and JEIF convertible debentures as they will be anti-dilutive by fiscal year end. The fiscal 2010 per unit amounts are calculated on a fully diluted basis.

Just Energy is an Income Fund and it reports in the attached Management’s Discussion and Analysis, a detailed calculation of distributable cash both before and after marketing expenditures to expand the gross margin from the Fund’s customer base.

The second quarter of fiscal 2011 displayed the continued success of Just Energy’s efforts to diversify its marketing channels, rejuvenate its door-to-door salesforce as well as the continued impact of its diversification into new product lines. The purchase of Hudson Energy during the first quarter added not only an established commercial customer base but also a proven network of independent brokers for the commercial market. This network has already contributed to results as reflected in the customer aggregation seen in both the first and second quarters.

Following a record 261,000 customer additions in the first quarter, Just Energy achieved gross customer additions through marketing of 254,000 in the second quarter, up 81% from the previous record of 140,000 additions in the second quarter of fiscal 2010. Net customer additions for the quarter were 92,000, up from 36,000 a year ago and higher than the total net additions in both fiscal 2009 and fiscal 2010.

The following table highlights the impact of marketing channel diversification in the fiscal 2011 compared to the prior two years.

The first six months of fiscal 2011 have seen marketing generate net additions equal to 9% of the Fund’s April 1, 2010 customer count. With the Hudson Energy acquisition, the total growth increased to 38% since the beginning of the fiscal year. It is important to note that the majority of these new customers will only begin flowing in the third quarter of fiscal 2011. This customer growth should lead to both future margin growth and cash flow growth.

Second Quarter Operating Performance

Operating performance in the second quarter improved compared to the weather-impacted results in the first quarter, despite final settlements in the Ontario and Michigan markets. Gross margins and distributable cash were in line with our published expectations during the second quarter and, as noted above, this was without the benefit of new customers signed over the past six months who will not flow until the third or fourth quarter. While the second quarter results reflect the adverse effects of final reconciliation costs from the winter with record-warm temperatures on our gas book, gross margins were up 5% per unit and distributable cash after margin replacement was flat per unit and up 8% per unit after all marketing expense.

Realized margins per customer were weak in the quarter, particularly in the gas markets, which related to the final settlements for the warm winter. This resulted in a lag between customer growth and margin growth. Many of the new customer additions for the fiscal year have been from our Commercial Energy division which generates margins per customer lower than that of residential customers. Overall, our new customer margins remained strong, which bodes well for future results. Total embedded margin within our customer book was $1.5 billion despite a 3% decline in the U.S. dollar. Just Energy’s future remains bright.

Management’s estimate of the future embedded gross margin is as follows:

	As of Sept 30, 2010	As of June 30, 2010	Sept 10 vs. June 10 Variance	As of Sept 30, 2009	Sept 10 vs. Sept 09 Variance
Canada (CAD $)	$708.8	$757.5	(6)%	$816.6	(13)%
United States (US$)	$778.8	$698.5	11%	$370.5	110%
Total (CAD$)	$1,510.9	$1,501.1	1%	$1,213.8	24%

The Fund bears bad debt risk on 35% of its revenue and the expense had peaked at 3.5% in the depths of the recession last year. Since then, along with the slow recovery in the U.S. economy, losses have steadily declined and totalled 2.5% for the second quarter, in the middle of the Fund’s 2% to 3% target range. Customer attrition, which had risen above our 30% target in our U.S. gas markets, has also steadily declined, reaching 27% in the trailing 12 months, with further reductions likely.

The quarter demonstrated clear evidence of improved controls over the general and administrative costs. Despite a 38% increase in number of customers and the addition of the Hudson management team to Just Energy’s base, overhead costs were flat at $25.5 million year over year. This was done through the final realization of synergies from the Universal acquisition completed in fiscal 2010 and tight controls on all other spending.

During the quarter, Just Energy committed to make expenditures toward a number of new geographic expansions which management believes will contribute to higher distributable cash in the future. This will result in higher general and administrative costs in future quarters, but the ratio of these costs to customers should continue to decline.

The growth of the Commercial Energy division has a number of impacts on operating results. First, margins per residential customer equivalents (“RCEs”) are lower with these customers but a single customer can equate to hundreds of RCEs. This means lower customer care costs per RCE and lower initial aggregation costs. Commercial customers are currently approximately 40% of Just Energy’s base and we expect that percentage to increase over time. Second, commercial customers are subject to less weather volatility than residential customers which may mean more predictable results from the natural gas book. Also, commercial customers do not ordinarily move which could lead to lower overall attrition, making book balancing less complex.

In regards to the second quarter, CEO Ken Hartwick noted: “We are very pleased with our operating results in the second quarter. As was the case in the first quarter, customer aggregation was at a level far higher than any time in Just Energy’s history. This was a result of both our acquisition of Hudson Energy and the efforts we have made to rebuild our door-to-door salesforce. From a low of 450, we now have more than 1,100 independent contractors working full time.”

“Overall, our results for the quarter were in line with our past performance and our expectations going into the year. Our natural gas margins were dampened by the final reconciliations for the previous record warm winter. Our electricity results were solid. Just Energy is well placed heading into its conversion to corporate status at year end.”

Chair Rebecca MacDonald added: “The third quarter will be our last as an Income Trust. Our entire management team is very proud of the track record we have built at Just Energy. We remain in position to pay the same $1.24 per share annually in monthly dividends as we have paid for the last few years in per-unit distributions. As a significant holder of units, I am also pleased that most Canadian investors will have increased after-tax returns on conversion.”

“Just Energy has never been better positioned. We intend to build on the solid base we have in place and take our company to new levels as a corporation. Exceptional opportunities exist for continued growth in the United States and we are well positioned as a market leader for both residential and commercial customers. I am confident that our unitholders (soon to be shareholders) will benefit from this bright future.”

The Fund

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers. The Fund also offers “green” products through its JustGreen program. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Management believes that these products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, the Fund sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, the Fund produces and sells wheat-based ethanol.

Non GAAP Measures

Adjusted EBITDA represents EBITDA adjusted to exclude the impact of mark-to-market gains (losses) arising from Canadian GAAP requirements for derivative financial instruments on our future supply positions. In addition, the Adjusted EBITDA calculation deducts marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its productive capacity in the future.

Management believes the best basis for analyzing both the Fund’s results and the amount available for distribution is to focus on amounts actually received (“seasonally adjusted”) because this figure provides the margin earned on all deliveries to the utilities. Seasonally adjusted sales and gross margin are not defined performance measures under Canadian GAAP. Seasonally adjusted analysis applies solely to the gas markets and specifically to Ontario, Quebec, Manitoba and Michigan.

Forward-Looking Statements

The Fund’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect the Fund’s operations, financial results or distribution levels are included in the Fund’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through the Fund’s website at www.justenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206